SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          CADENCE RESOURCES CORPORATION
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                    12738N103
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                                 (CUSIP NUMBER)

                                  NATHAN A. LOW
                          C/O SUNRISE SECURITIES CORP.
                        641 LEXINGTON AVENUE, 25TH FLOOR
                               NEW YORK, NY 10022
                                 (212) 421-1616
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                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                  APRIL 2, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12738N103
          ---------

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                               Nathan A. Low Roth IRA
                  --------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions) (a) [ ]   (b) [X]
                  --------------------------------------------------------------
         3.       SEC Use Only

                  --------------------------------------------------------------
         4.       Source of Funds (See instructions)  PF, OO

                  --------------------------------------------------------------
         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
                  --------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  United States of America
--------------------------------------------------------------------------------

                          7.    Sole Voting Power       2,022,867
                         -------------------------------------------------------
     Number of Units
 Beneficially Owned by    8.    Shared Voting Power
     Each Reporting      -------------------------------------------------------
      Person With:
                          9.    Sole Dispositive Power  2,022,867
                         -------------------------------------------------------

                         10.    Shared Dispositive Power
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,022,867 (includes 31,875 shares of common stock underlying warrants)
                  --------------------------------------------------------------
         12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions)
                  --------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row 11.
                  16.02%
                  --------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions):
                  OO
                  --------------------------------------------------------------


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

CUSIP No. 12738N103
          ---------

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                              Nathan A. Low
                  --------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
                  --------------------------------------------------------------
         3.       SEC Use Only

                  --------------------------------------------------------------
         4.       Source of Funds (See instructions) PF, OO

                  --------------------------------------------------------------
         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
                  --------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  United States of America
--------------------------------------------------------------------------------

                          7.    Sole Voting Power          2,230,367
                         -------------------------------------------------------
     Number of Units
 Beneficially Owned by    8.    Shared Voting Power          197,375
     Each Reporting      -------------------------------------------------------
      Person With:
                          9.    Sole Dispositive Power     2,230,367
                         -------------------------------------------------------

                         10.    Shared Dispositive Power     197,375
--------------------------------------------------------------------------------
        11.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,427,742 (includes 100,000 shares of common stock underlying options and 165,750 shares of common stock underlying warrants)
                  --------------------------------------------------------------
        12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions)
                  --------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row 11.
                  18.88%
                  --------------------------------------------------------------
        14.       Type of Reporting Person (See Instructions):
                  IN
                  --------------------------------------------------------------


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

                                  Schedule 13D


This Amendment No. 4 (this "Amendment") relates to the Common Stock, par value $0.01 per share, of Cadence Resources Corporation, a Utah corporation. This Amendment amends and restates the cover pages and Items 1-7 from the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on behalf of the Nathan A. Low Roth IRA on April 22, 2002 and subsequently amended by Amendment No. 1 filed on May 13, 2002, Amendment No. 2 filed on January 13, 2003 and Amendment No. 3 filed on March 10, 2004. The purpose of this Amendment is to report additional, subsequent transactions in shares of Common Stock of Cadence Resources Corporation.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Cadence Resources Corporation, a Utah corporation, the principal executive offices of which are located at 6 East Rose Street, Walla Walla, Washington 99362.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of the Nathan A. Low Roth IRA and Nathan A. Low, an individual. The Nathan A. Low Roth IRA is an individual retirement account. Nathan A. Low, for his own benefit, makes all of the investment and voting decisions for the Nathan A. Low Roth IRA. The business address of the Nathan A. Low Roth IRA is c/o Sunrise Securities Corp., 641 Lexington Avenue, 25th Floor, New York, NY 10022. The reporting persons expressly disclaim the existence of a "group" for the purpose of Section 13d-1(k).

         Nathan Low is a citizen of the United States and is President of Sunrise Securities Corp., a registered broker-dealer specializing in technology and undervalued hard asset companies. His business address is Sunrise Securities Corp., 641 Lexington Avenue, 25th Floor, New York, NY 10022.

         During the last five years, neither the Nathan A. Low IRA nor Nathan A. Low have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 10, 2002, as part of a private placement offered by the Issuer, the Nathan A. Low Roth IRA entered into a subscription agreement to purchase, for $325,000, 1,083,334 units from the Issuer. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share. The sale of the units was conducted in two tranches, with 582,834 units purchased on April 10, 2002, and 500,500 units purchased on May 3, 2002. On October 18, 2002, the Nathan A. Low Roth IRA performed a "cashless" exercise of all 1,083,334 of the warrants. At the time of such exercise, the closing price of the Common Stock was $1.85 per share. Pursuant to the "cashless" exercise, 175,676 shares of Common Stock were cancelled and the Nathan A. Low Roth IRA was issued 907,658 shares of Common Stock.

         On February 19, 2003, the Nathan A. Low Family Trust was issued 40,000 shares by the Issuer as an inducement to the Trust to make a $100,000 loan to the Issuer. Lisa Low, Nathan A. Low's spouse, is the trustee of the Nathan A. Low Family Trust and the minor children of Lisa and Nathan Low are the beneficiaries of the Trust. At the time the Common Stock was issued to the Trust, the shares were valued at $.78 per share. The Nathan A. Low Family Trust


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

is an irrevocable trust and Lisa Low serves as the trustee with the sole power to vote and dispose of the shares of Common Stock owned by the Trust.

         On July 17, 2003, Nathan A. Low was issued 120,000 shares of Common Stock by the Issuer as an inducement to make a $300,000 loan to the Cadence Resources Limited Partnership, of which the Issuer was the General Partner and Nathan A. Low was the Limited Partner. At the time of this transaction, the Common Stock was valued at $1.75 per share. The source of funds of the loan to the Issuer was Nathan Low's personal funds.

         On October 1, 2003, at the direction of Nathan A. Low, Lisa Low, Nathan
A. Low's wife, as custodian for Lisa and Nathan A. Low's minor children, was granted options to purchase 100,000 shares of Common Stock of the Issuer as compensation to Sunrise Securities Corporation, a company wholly-owned by Nathan
A. Low, for acting as a broker in a private placement of Common Stock by the Issuer in September and October 2003. The options have an exercise price of $2.50 per share, which was the market price of the Common Stock on the date of grant, are immediately exercisable and expire on October 1, 2008.

         On October 22, 2003, Nathan A. Low was issued 11,000 shares of Common Stock by the Issuer as compensation for his services in connection with a private placement of Common Stock by the Issuer in September and October 2003. At the time of the transaction, the shares were valued at $2.90.

         On April 2, 2004, the Issuer engaged in a private placement of units consisting of a note in the principal amount of $50,000 and a warrant to purchase 6,375 shares of Common Stock at $4.00 per share. The units were sold at a price of $50,000 per unit to certain accredited investors. The Nathan A. Low Roth IRA purchased 5 units, which included warrants to purchase 31,875 shares of Common Stock and Lisa Low, as custodian for Gabriel S. Low, purchased 9 units, which included warrants to purchase 57,375 shares of Common Stock, in the placement. Each used their personal funds to purchase the units. In addition, the Company issued Nathan A. Low a warrant to purchase 76,500 shares of Common Stock, exercisable at $4.00 per share, as partial compensation for his services in connection with this private placement. All the warrants described in this paragraph expire on April 2, 2007.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Nathan A. Low Roth IRA and Nathan A. Low acquired the Common Stock and securities exercisable for Common Stock for investment purposes only.

         Neither the Nathan A. Low Roth IRA nor Nathan A. Low have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;


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

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Nathan A. Low Roth IRA

(a) Based upon the number of outstanding shares of Common Stock listed in the Issuer's 10-QSB for the quarter ended December 31, 2003, the Nathan
         A. Low Roth IRA's beneficial ownership of 2,022,867 shares of Common Stock constitutes beneficial ownership of 16.02% of the total number of shares of outstanding Common Stock of the Issuer.

(b) The Nathan A. Low Roth IRA has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 2,022,867 shares of Common Stock.

(c) On April 2, 2004, the Issuer engaged in a private placement of units consisting of a note in the principal amount of $50,000 and a warrant to purchase 6,375 shares of Common Stock at $4.00 per share for $50,000 to certain accredited investors. The Nathan A. Low Roth IRA purchased 5 units, which included 31,875 shares of Common Stock underlying warrants, in the placement. The warrants described in this paragraph expire on April 2, 2007.

(d)      Not applicable.

(e)      Not applicable.

Nathan A. Low, Individually

(a) Based upon the number of outstanding shares of Common Stock listed in the Issuer's 10-QSB for the quarter ended December 31, 2003, Nathan A. Low may be deemed to beneficially own an aggregate of 2,427,742 shares of Common Stock (including 100,000 shares of Common Stock underlying options and 165,750 shares of Common Stock underlying warrants), which constitutes beneficial ownership of 18.88% of the total number of shares of outstanding Common Stock of the Issuer.

(b) Nathan A. Low has the sole power to vote or direct the vote of, and the sole power to direct the disposition of, the shares held by the Nathan
         A. Low Roth IRA and the shares held by him individually, which total 2,230,367 shares of Common Stock. Although Nathan A. Low has no direct voting or dispositive power over the 40,000 shares of Common Stock held by the Nathan A. Low Family Trust, he may be deemed to beneficially own those shares because his wife is the trustee of the Trust. Similarly,

         Nathan A. Low may be deemed to beneficially own those shares of Common Stock underlying options and warrants (a total of 157,375 shares of Common Stock) held for the benefit of his minor children because his wife has sole voting and dispositive power over such shares. Therefore, Nathan A. Low is reporting shared voting and dispositive power over 197,375 shares of Common Stock, which includes including 100,000 shares of Common Stock underlying options to purchase Common Stock and 57,375 shares of Common Stock underlying warrants to purchase Common Stock.

(c) On April 2, 2004, the Issuer engaged in a private placement of units consisting of a note in the principal amount of $50,000 and a warrant to purchase 6,375 shares of Common Stock at $4.00 per share for $50,000 to certain accredited investors. The Nathan A. Low Roth IRA purchased 5 units, which included warrants to purchase 31,875 shares of Common Stock, and Lisa A. Low, as custodian for Gabriel S. Low, purchased 9 units, which included warrants to purchase 57,375 shares of Common Stock, in the placement. The Company issued Nathan A. Low a warrant to purchase 76,500 shares of Common Stock, exercisable at $4.00 per share, as compensation for his services in connection with this private placement. All the warrants described in this paragraph expire on April 2, 2007.

(d) The Nathan A. Low Family Trust has the right to receive dividends from and direct the proceeds from the sale of the 40,000 shares of Common Stock held by the Nathan A. Low Family Trust. Lisa Low, as custodian for the Low minor children, has the right to receive dividends from and direct the proceeds from the sale of (i) the 100,000 shares of Common Stock underlying the option held by Lisa Low, as custodian for the Low children and (ii) the 57,375 shares of Common Stock underlying the warrant held by Lisa Low as custodian for Gabriel S. Low.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between those persons and any person with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting persons. Nathan A. Low makes all of the investment and voting decisions for the Nathan A. Low Roth IRA. Lisa Low, Nathan A. Low's wife, makes all of the investment and voting decisions for the Nathan A. Low Family Trust and for the shares underlying the 100,000 options held by Lisa Low, as custodian for the Low minor children.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.



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

                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: May 12, 2004                        THE NATHAN A. LOW ROTH IRA



                                          By: /s/ Nathan A. Low
                                              --------------------------------
                                          Name:   Nathan A. Low
                                                ------------------------------
                                          Title:  Authorized Signatory
                                                ------------------------------



                                          /s/ Nathan A. Low
                                          ------------------------------------
                                          Nathan A. Low


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